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EXHIBIT A

The incremental first year impact of the results of Lewis Supply, Inc. as a wholly owned subsidiary of SETECH, Inc. will significantly increase revenues for the fiscal year. The estimated summary results, in thousands, are as follows;

Revenues $89,340
Net income       400

332144.1 <<Date>>